UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2013.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Notarization and Registry of Amendment to the Pacto Social

The Company informs that by a Public Deed No 9.446 of November 19, 2013 granted before the Ninth Public Notary of the Panama Circuit of the Republic of Panama and registered in the Panamanian Public Registry on November 20, 2013, the Amendment to the Pacto Social of the Company, which had been approved in an extraordinary Assembly of Shareholders meeting held on October 9, 2013, was notarized.

The Amendment came into force on November 12, 2013 with the closing of the offering of the American Depositary Shares representing the Company’s preferred shares, which are listed on the New York Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2013

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs

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